Exhibit D

            LOUISIANA PUBLIC SERVICE COMMISSION, EX PARTE
                    ORDER NO.U-20925 SUBDOCKET B

Docket No U-20925 Subdocket B- In re: An examination of the effects of the contract between Entergy Louisiana and Catalyst Old River
Hydroelectric Limited Partnership on the ratepayers of Louisiana.

(Decided at Business and Executive Session held September 15, 2002)

At its November 17, 1999 Business & Executive Meeting, the Commission opened this Subdocket in Entergy Louisiana's Dot No.11-20925 - 1999 Formula Rate Plan to examine the effects of the contract between Entergy Louisiana and Catalyst Old River Hydroelectric Limited Partnership on the ratepayers of Louisiana. At its December 14, 1999 Business & Executive Meeting the Commission voted that this newly opened subdocket should encompass but not be limited to the following issues: (A) Whether this Commission has jurisdictional authority over the Vidalia Hydroelectric Project and the Catalyst Old River Hydroelectric Limited Partnership; (B) Since the initial approval of the contract in 1985, whether Entergy has appropriately and prudently managed the contact including pursuing all cost beneficial opportunities to buy out restructure, and/or otherwise reform the contract (C) Whether it has ever been appropriate, and whether it continues to be appropriate, to charge LP&L/ELI customers 100 percent of the contract costs rather than sharing the power deliveries and contract costs with the rest of the System through the System Agreement formulae (D) In light of Entergy's experience in managing the contract, whether fuel clause recovery continues to be the appropriate method of recovering all or part of Vidalia contract costs from ELI's ratepayers (E) If the Commission approves the implementation of retail competition, the determination of the appropriate regulatory treatment of the Vidalia contract and its costs; (F) Whether Entergy has fully and accurately communicated all pertinent information concerning the Vidalia project and the contract to the Commission; and, (G) Whether the Commission should disallow any of the costs of Vidalia included in the fuel adjustment clause.

Notice of the matter was published in the Official Bulletin on December 10, 1999. Petitions of intervention were received from Louisiana Energy Users Group and Entergy Louisiana, Inc. As the subject matter of this proceeding initially came into focus during the proceeding in Docket No.
U-23356, the plaintiffs in that proceeding as well as the Sewerage and Water Board of New Orleans and Marathon Oil Company continued to participate in the proceeding.

Following investigation and discovery, the matter proceeded through a formal hearing before the Hon. Carolyn L. DeVitis, Administrative Law Judge, on April 30- May 2, 2001. Post hearing and post- hearing reply briefs were filed by the parties between November 15 and December 15, 2001 and the matter was taken under submission.

On August 16, 2002, ELI submitted a request to schedule a stipulation hearing stating that Staff and ELI had reached agreement on a proposed resolution of matters in Docket No. U-20925-B. The Administrative Law Judge issued a notice setting the stipulation hearing for August 27, 2002 and set dates for the filing of the Settlement Term Sheet, testimony in support of the Term Sheet, and intervenors' responsive testimony. ELI and Staff filed the proposed Settlement Term Sheet and their testimonies in support of the proposed settlement on August 20, 2002. The Sewerage and Water Board of New Orleans and Marathon Oil Company filed letters in support of the proposed settlement on August 23, 2002. After cross-examination at the hearing Louisiana Energy Users Group stated that it did not object to the proposed settlement

The stipulation hearing was held August 27, 2002. Appearances were made by ELI, the LPSC Staff Louisiana Energy Users Group, Marathon Oil Company and the Sewerage and Water Board of New Orleans. Bruce M. Louiselle testified in support of the proposed settlement on behalf of ELI; Thomas S. Catlin and Matthew L Kahal testified in support of the settlement on behalf of the LPSC Staff. On September 4, 2002, ALJ DeVitis issued a Report of Proceedings at the August 27, 2002 hearing and forwarded the proposed settlement to the Commission for consideration. The matter was taken up at the Commission's September 18, 2002 Business & Executive Meeting.

According to Paragraph 5 of the Settlement Term Sheet, the proposed settlement before the Commission with the following exception resolves all of the claims and issues that were raised or could have been raised in the Commission's investigation through December 31, 2001, with certain exceptions, or to correct clerical or billing errors. The proposed settlement does not address the following issues:

1.Whether the Commission has jurisdiction over the Vidalia Project and/or the Partnership;
2.Whether the Vidalia contract costs have been appropriately allocated under the System Agreement and 3.Whether and how the Vidalia contract coals should be recovered under a retail access plain
4.Whether fuel clause recovery continues to be the appropriate method of recovering all or part of Vidalia contract costs from ELI ratepayers

The Term Sheet according to the testimony provided in support of its adoption by the Commission, does not limit future investigation by the Commission and pursuit of issues relating to these areas:

1.The Term Sheet does not alter or limit any obligation of ELI to manage the Vidalia Contract prudently, including pursuit of realistic opportunities to achieve customer savings through contract reform or regulatory action, over the Vidalia Contract's remain lift.
2.The Term Sheet does not alter any remedy that the LPSC might employ with respect to ELI's Vidalia Contract expenses incurred during the contract's remaining life.
3.The Term Sheet does not alter or limit the ability or right of any party, including the LPSC, to seek from the Federal Energy
  Regulatory Commission (FERC) a modification of the jurisdictional or intercompany allocation of Vidalia Contract costs relative to the Entergy System's current practice. If the FERC approves a modification to the current jurisdictional or intercompany allocation of the Vidalia Contract costs, the Term Sheet does not in any way alter or limit the LPSC's authority to reflect that modification in retail rate.
4.The Term Sheet does not in any way alter or limit the right of ELI, the LPSC, or any other party, to challenge, on a prospective basis, any aspect of the Vidalia Contract (including contract rates.)

The following is a brief summary of some of the points included in the Settlement Term Sheet which was presented to the Commission for consideration, agreed to by the LPSC Staff and ELI, supported by Marathon and New Orleans Sewer and Water Board, and to which LEUG stated on the record that it had no objection. For a complete understanding of the agreement, see the attached Settlement Term Sheet for the actual terms of the settlement. This summary is not intended to limit, expand, or otherwise alter the terms contained within the Settlement Agreement.

For those issues closed by the proposed settlement, agreement was reached for ELI to share with the ratepayers a portion of a tax deduction it believes it can take based on "mark to market" accounting over the remaining life of the Vidalia Contract, until 2031. There is some uncertainty as to the extent of the deduction that will be allowed by the Internal Revenue Service, but ELI and Staff, relying on ELI's tax analysis, indicate that they believe that the deduction will be allowed - if not entirely then at least to some degree. ELI relied not only on its own tax department's evaluation, but also sought the advice of outside consultants as to whether the Company qualified to take this mark to mark deduction.1

ELI agrees to bear all of the risks associated with claiming this mark to market tax deduction. ELI will continue to have the obligation to prudently manage the contract and to pursue realistic opportunities to reform the contract (Tr. at 11) By the terms of the proposed settlement, the ratepayers will benefit from Entergy's mark to market deduction relating to the Vidalia contract. Benefits to the ratepayers would last a minimum of eight years and possibly as long as thirty years. ELI and Staff stated that the range of benefits to the ratepayers is from a guaranteed minimum of $88 million to as much as $600-$700 million over the life of the contact.

At the settlement hearing it was clarified that: (1) ELI agreed that ELI's reported potential use of the funds from the tax deduction to acquire or finance new regulated generation is not exempt from the requirements of the Commission's market based Mechanisms Order, U-26172 dated April 10, 2002; (2) the Settlement Term Sheet does not contain any admission of any party or resolution of any issue concerning liability for any stranded cost that might exist related to the Vidalia Contract in the event of implementation of retain competition; (3) the Term Sheet does not address whether or not stranded costs should be recovered related to Vidalia Contract in the event of implementation of retail competition; (4) ELI's customers will receive the benefits of the Settlement Term Sheet and be held harmless by ELI from any costs that might result from the tax deduction if the Vidalia contract should at some time in the future become below market as opposed to its current above market position;
(5) ELI's shareholders will pay all legal and administrative costs of defending any challenges to the tax deduction; (6) the Term Sheet does not preclude any party from challenging in any future rate review or earning review whether ELI's costs in 2002 related to the proposed settlement, such as legal and administrative costs and the cost of the consultants, should be reflected in those test year expenses.

Certain customer protections are provided in the Settlement Term Sheet; including assurance that ELI's authorized rate of return will not be increased by the Company using its portion of the proceeds of the accelerated deduction to reduce its outstanding debt and/or equity ratio, and assurance that LPSC jurisdictional ELI ratepayers share in any greater benefit the New Orleans City Council may put in place for its jurisdictional ELI ratepayers.

The initial $88 million dollars of savings to ratepayers ($11 million credit to the fuel adjustment clause filings for each of eight years) is guaranteed no matter what the outcome of any challenge to the tax deduction. ELI stated on the record that there were no circumstances of which the Company was aware, or could envision, that would prevent the ratepayers from receiving the initial $88 million deduction. (Tr. at 10) But for two circumstances, i.e., that Section 475 of the Internal Revenue Code is repealed, requiring a full refund, or that a final decision is obtained from the IRS denying in total the deduction, the Company is obligated to provide the $11 million credit to the fuel adjustment clause for two additional years for a minimum of $110 million to the ratepayers for ten years.

The Term Sheet divides the remaining life of the contract into two periods: the initial ten years and the remaining twenty years.
During the initial ten years, ratepayers will receive 50% of benefits realized from the mark to market deduction including at least $11 million credit per year to the fuel adjustment clause (even if the IRS were to eliminate the mark to market tax benefit or the tax laws were to change, ELI has guaranteed that the first eight years' worth of credit, $88 million, will be credited to ELI's ratepayers). The Term Sheet also provides for the possibility of the ratepayers receiving a contingency credit for each of the first ten years. If the full amount of ELI's tax deduction is ultimately allowed by the IRS, ELI's customers will receive approximately an $18 million per year (plus interest) additional credit. The Term Sheet provides for the contingency credit to decline, based upon the amount of the deduction ultimately allowed by the IRS. If the allowed deduction is less than 65% of what ELI claimed, then the contingency credit will not be implemented. Thus, ultimately and according to the Staff's testimony, during the first ten years, the ratepayers will receive a guaranteed credit of $88 to $110 million, and a potential additional $210 million in contingency credits (including interest) for a total of up to $320 million in credits for the first ten years.

The ratepayers will continue to receive credits through the fuel adjustment clause for the remaining twenty years of the contract.
The benefits of the accelerated deduction will be shared by the ratepayers and ELI, with 60% of the benefits going to the ratepayers. Staff based on ELI's calculations, projects the total credits to ratepayers to be possibly as much as $671 million (including interest). The calculations will be updated according to the terms of the proposed settlement.

When questioned about how the value received by the ratepayers through the proposed settlement is higher than it would have been if just the tax issue were brought before the Commission, ELI responded that without the proposed settlement, there would not be any guaranteed amount going to ratepayers. Further, ELI would not have agreed to bear all of the risk and it would have sought some kind of make whole provision in the event that the deductions were disallowed. Had ELI obtained a clear understanding that there would be no settlement of the Vidalia docket and tax issues, ELI stated that it would not have proceeded with the proposed tax deduction, as the risk to the company and its stockholders would have be too large. ELI viewed the ability to move forward on this tax deduction as contingent on being able to provide a defined sharing of the benefits and resolving the Vidalia docket. ELI stated it could have chosen an alternate approach whereby it paid a higher tax bill and filed a refund claim. Under the refund approach, benefits from a refund claim would not be obtained and made available to ratepayers until a final decision by the IRS or the courts, perhaps some ten years from now.

Commission consultants, Matthew Kahal and Thomas Catlin, agreed that the proposed settlement represents a fair resolution of the claims that Staff articulated regarding the imprudence of the Vidalia Contract through December 31, 2001, and stated that in their view the proposed settlement "provides the possibility of a significant mitigation of the over market cost of the Vidalia Contract as well as preserving all of the LPSC's authority and ability to pursue other remedies in the future as opportunities arise".

Based on the record developed in this investigation and based on the recommendations of the Staff and the other parties to this proceeding, the Commission has determined that the proposed settlement is just and reasonable and in the public interest, and should be approved. On motion of Commissioner Dixon, seconded by Commissioner Field, and unanimously adopted, the Commission voted to accept the Staff recommendation and approve the stipulated agreement.

IT IS THEREFORE ORDERED:

1.The Settlement Term Sheet attached hereto as Appendix A is accepted, adopted, and made part of this Order as if reproduced completely herein.
2.The parties are directed to take all actions required by the
  Settlement Term Sheet and this Order.
3.This order is to become effective immediately and concludes the Commission's investigation in Docket No.U-20925 Subdocket B.

BY ORDER OF THE COMMISSION
BATON ROUGE, LOUISIANA             /s/ JACK "JAY" A. BLOSSMAN, JR.
October 16, 2002                   DISTRICT I - CHAIRMAN,
                                   COMMISSIONER JACK A. BLOSSMAN, JR.


                                   /s/ DON OWEN
                                   DISTRICT V - VICE-CHAIRMAN,
                                   COMMISSIONER DON OWEN


                                   /s/ JAMES M. FIELD
                                   DISTRICT II
                                   COMMISSIONER JAMES M. FIELD


                                   /s/ IRMA MUSE DIXON
                                   DISTRICT III
                                   COMMISSIONER IRMA MUSE DIXON


                                   /s/ C. DALE SITTIG
                                   DISTRICT IV
                                   COMMISSIONER C. DALE SITTIG


SECRETARY
LAWRENCE C. ST. BLANC


                        SETTLEMENT TERM SHEET

1.Pursuant to Internal Revenue Code ("IRC") section 475, Entergy
  Louisiana, Inc. has the opportunity to take a mark-to-market tax deduction of approximately $2.16 billion as part of the Entergy Corporation consolidated tax return for the tax year ending
  December 31, 2001. The purchased power contract (the "Vidalia Contract") between Catalyst Old River Hydroelectric limited Partnership and Louisiana Power & light Company (hereinafter referred to as Entergy Louisiana, Inc. or "ELI") would give rise to this mark to market tax deduction. Under applicable law, once the election to use mark to market accounting is made, ELI will be required to continue to mark the Vidalia Contract to market in each subsequent tax year for the life of that contract. Each subsequent year's mark-to-market adjustment will create either a capital gain or a capital loss that will increase or decrease the Company's tax liability for that year. The initial 2001 mark to market tax deduction, together with related tax adjustments in future years, will be referred to collectively hereinafter as the "Vidalia Tax Deduction."
2.The initial 2001 Vidalia Tax Deduction will provide to ELI, pursuant to applicable tax law and the provisions of the Entergy
  Tax Coordination Agreement, certain proceeds consisting of cash and/or cash-related benefits. The tax liability effect of each subsequent year's mark-to-market adjustment will either increase or decrease the balance of these cash and/or cash-related proceeds. The balance of these cash and/or cash-related proceeds at any point in time will be referred to herein as "the Proceeds." Due to the nature of the mark-to-market election, the Proceeds necessarily will dissipate over the remaining term of Vidalia Contract, such that the balance of the Proceeds at year-end 2032 will be zero.
3.Given the magnitude of the Vidalia Tax Deduction, it is anticipated that the Internal Revenue Service (`IRS") may scrutinize or even challenge that deduction. Although Entergy believes that the Vidalia Tax Deduction is proper in all respects under applicable law, the ultimate outcome of any challenge to the Vidalia Tax Deduction, in whole or in part, by the IRS is uncertain.
4.There currently is pending an investigation by the Louisiana
  Public Service Commission (`LPSC") styled: In Re: An Examination of the Contract Between Entergy Louisiana, Inc. and Catalyst Old River Hydroelectric Limited Partnership on the Ratepayers of Louisiana (Docket No. U-20925 (Subdocket B)) hereinafter referred to as the "Vidalia Investigation."
5.In full and final settlement and resolution of all issues that were or could have been raised in the Vidalia Investigation from the commencement of the negotiations of the Vidalia Contract through December 31, 2001 (except as provided in paragraphs 5.B.1. through 5.B.4. and 5.C.), and to provide for an equitable sharing of benefits that may be associated with the Vidalia Tax Deduction, the Staff of the LPSC and ELI agree to support the following terms and conditions:

   A.Acceptance of this Term Sheet by the LPSC in the form of a final
     LPSC Order in the Vidalia Investigation (an "LPSC Acceptance") resolves all claims and issues that were raised or could have been raised in the Vidalia Investigation by the Staff of the LPSC or any customer of ELI at any time from the commencement of the negotiations of the Vidalia Contract through December 31, 2001 (except as provided in paragraphs 5.B.1. through 5.B.4. and 5.C.), including all claims and issues arising out of or related to the negotiation and execution of the Vidalia Contract and all claims and issues associated with the regulatory proceedings related thereto, which proceedings were conducted by the LPSC and resulted in LPSC Orders in 1985 and 1990, as well as all claims and issues arising out of or related to ELI's management and administration of the Vidalia Contract during the period from the commencement of the negotiations of the Vidalia Contract through December 31, 2001. Therefore, other than that which is stated specifically in this Term Sheet, no disallowance of any costs incurred by ELI and no payment of any sums by ELI shall be ordered by the LPSC with respect to the Vidalia Contract through December 31, 2001, save and except as provided for in paragraph 5.B.3. below, and save and except for payments necessary to correct clerical errors in billings by Vidalia to ELI or to correct errors in the recordation of Vidalia costs by ELI in the calculation of its fuel adjustment clause charges as determined in the pending fuel clause audit for 2001.

   B.The Staff and ELI each claim certain rights and/or obligations arising from or related to the Vidalia Contract and the LPSC orders relating thereto. The Staff and ELI agree that the following four issues will not be resolved or influenced by this Term Sheet or by a settlement arising from the acceptance of this Term Sheet by the LPSC:

     B.1. This term sheet does not alter or limit any obligation of ELI to manage the Vidalia Contract prudently, including pursuit of realistic opportunities to achieve customer savings through contract reform, over the Vidalia Contract's remaining life.

     B.2. This Term Sheet does not alter or limit any remedy that the LPSC might employ with respect to ELI's Vidalia Contract expenses incurred during the contract's remaining life.

     B.3 This Term Sheet does not alter or limit the ability or right of any party, including the LPSC, to seek from the Federal Energy Regulatory Commission (FELRC) a modification of the jurisdictional or intercompany allocation of Vidalia Contract costs relative to the Entergy System's current practice. If the FERC approves a modification to the current jurisdictional or intercompany allocation of the Vidalia Contract costs, this Term Sheet does not in any way alter or limit the LPSC's authority to reflect that modification in retail rates.

     B.4 This Term Sheet does not in any way alter or limit the right of ELI, the LPSC, or any other party, to challenge, on a prospective basis, any aspect of the Vidalia Contract (including contract rates).

  C. This Term Sheet does not address or seek to resolve three of the seven issues enumerated in the LPSC Order that instituted the Vidalia Investigation, which three issues are: (1) determination of jurisdiction of the LPSC over the Vidalia Hydroelectric Project and the Catalyst Old River Hydroelectric Limited Partnership; (2) whether the electricity and costs of the Vidalia Project should be borne 100% by ELI ratepayers or reallocated in part to ratepayers of other Entergy Operating Companies; and (3) what is the appropriate regulatory treatment of the Vidalia stranded costs in the event of implementation of retail competition.

     C.1 As to the first of the three issues listed in 5.C. above, this Term Sheet does not alter or limit the LPSC's right to determine its jurisdiction over the Vidalia Hydroelectric Project and/or Catalyst Old River Hydroelectric Limited Partnership. The LPSC need not address its jurisdiction over either the Vidalia Hydroelectric Project or Catalyst Old River Hydroelectric Limited Partnership in order to approve the settlement embodied in this Term Sheet and the LPSC specifically reserves that determination for a later proceeding, if necessary or appropriate.

     C.2. As to the second of the three issues listed in 5.C. above, see 5.B.3.

     C.3. As to the third of the three issues listed in 5.C. above, this Term Sheet does not alter or limit the LPSC's right to make any future determination of the amount of and appropriate mechanism for stranded cost recovery relating to ELI's Vidalia Contract Expenses.

  D. In addition to resolving the Vidalia Investigation, a LPSC
     Acceptance will provide the means by which there will be an equitable sharing of the benefits that may be associated with the Vidalia Tax Deduction. To provide such a sharing, ELI shall credit to the monthly fuel adjustment clause charge applicable to ELI customers the amount of $11 million on an annual basis for each of ten years, beginning with the fuel adjustment clause charge to be billed to customers in the first and subsequent billing cycles of the first month following an LPSC Acceptance, as defined above, with the amount credited for each month to be one-twelfth (1/12) of the above-stated $11 million annual amount. This $11 million annual amount is stated on a Total Company basis. The ten years referred to above hereinafter shall be referred to as "The Ten Year Period." This credit to the monthly fuel adjustment clause charge shall be referred to herein as the "Minimum Guaranteed Ratepayer Credit." This guaranteed credit to the monthly fuel adjustment clause charge shall not be reflected for rate-making purposes in a manner that would cause ELI's base rate revenue requirement to increase, as-it is not intended that ELI recover through base rates the Minimum Guaranteed Ratepayer Credit that will flow through the fuel adjustment clause calculation during the Ten Year Period. For purposes of this Term Sheet, the term "fuel adjustment clause" refers to either the current fuel adjustment clause or any successor mechanism established by the LPSC or any successor agency for recovery of the Vidalia Contract costs.

  E. In addition to the Minimum Guaranteed Ratepayer Credit described in paragraph 5.D., ELI agrees to accrue a credit (the "Contingency Credit") during each year of the Ten Year Period, from which ELI eventually may provide additional credits to its fuel adjustment clause charges. The obligation of ELI to apply such additional credits to its fuel adjustment clause charges from the Contingency Credit will depend upon a final determination regarding the magnitude of the Vidalia Tax Deduction either by the IRS through a decision or as a result of the lack of any timely challenge to the Vidalia Tax Deduction or by a court of competent jurisdiction ("Final-Decision"). The amounts accrued to the Contingency Credit shall be stated in "after-tax" dollars and interest shall be attributed to the balance in the Contingency Credit until the Contingency Credit is fully amortized to ratepayers through the monthly fuel adjustment clause calculation. The additional credits to ELI's fuel adjustment clause charges, by which the Contingency Credit shall be amortized to ratepayers, shall be referred to herein as the "Contingency Payments."

     El. The annual amount accrued to the Contingency Credit during each year of the Ten Year Period shall be as indicated in the schedule below (subparagraphs 5.E.1.a. through 5.E.1 h), depending upon the ratio (expressed as a percentage) of the actual Vidalia Tax Deduction approved by a Final Decision and applicable to the tax year ending 2001 (the numerator) to the initial Vidalia Tax Deduction of $2.316 billion for the tax year ending 2001 (the denominator):

     a.If that ratio is greater than or equal to 95%, the annual accrual (on a Total Company basis) to the Contingency Credit will be $11.04 million per year for each of the ten years of the Ten Year Period, or $110.4 million in total;

     b.If that ratio is greater than or equal to 90% and less than 95%, the annual accrual (on a Total Company basis) to the Contingency Credit will be $9.94 million per year for each of the ten years of the Ten Year Period, or $99.4 million in total;

     c.If that ratio is greater than or equal to 85% and less than 90%, the annual accrual (on a Total Company basis) to the Contingency Credit will be $8.84 million per year for each of the ten years of the Ten Year Period, or $88.4 million in total;

     d.If that ratio is greater than or equal to 80% and less than 85%, the annual accrual (on a Total Company basis) to the Contingency Credit will be $7.74 million per year for each of the ten years of the Ten Year Period, or $77.4 million in total;

     e.If that ratio is greater than or equal to 75% and less than 80%, the annual accrual (on a Total Company basis) to the Contingency Credit will be $6.64 million per year for each of the ten years of the Ten Year Period, or $66.4 million in total; and,

     f.If that ratio is greater than or equal to 70% and less than 75%, the annual accrual (on a Total Company basis) to the Contingency Credit will be $5.53 million per year for each of the ten years of the Ten Year Period, or $55.3 million in total;

     g.If that ratio is greater than or equal to 65% and less than 70%, the annual accrual (on a Total Company basis) to the Contingency Credit will be $4.43 million per year for each of the ten years of the Ten Year Period, or $44.3 million in total;

     h.If that ratio is less than 65%, then there shall be no Contingency Credit and no Contingency Payment.

     E.2. The interest accrual attributable to the Contingency Credit balance shall be applied monthly at the after-tax Entergy Money Pool rate realized for the corresponding calendar month, commencing with the first accrual and continuing until, as a result of Contingency Payments or as a result of subparagraph 5.E.1.h., the balance of the Contingency Credit is zero.

     E.3. At the time that Contingency Payments are provided to ratepayers as credits to the monthly fuel adjustment clause calculation, those Payments, including the accrued interest component thereof, shall be grossed up for income taxes. In other words, based upon the federal/state income tax rate then in effect, which for calendar 2002 would produce a gross-up factor of 0.6152, for every $100 in the Contingency Credit amortized to ratepayers, the corresponding Contingency Payment shall be grossed-up to a fuel adjustment clause credit of $162.55 ($100/0.6152).

     E.4. At the time of the Final Decision, the LPSC shall determine the amortization period for the Contingency Credit (including accrued interest). If the balance in the Contingency Credit at the time of the Final Decision exceeds $40 million, the amortization period shall not be less than five years, in order to avoid placing an undue cash burden on ELI.

     E.5. The parties recognize that the Final Decision might not be reached within the Ten Year Period. In such a case, the annual Contingency Credit accrual used for the Ten Year Period shall continue in accordance with the following table. Interest shall continue to accrue in accordance with paragraph 5.E.2., above.

      Derivation Of The Contribution To The Contingency Credit
                     Absent Final IRS Resolution
                            ($ Millions)
      Greater Than  Less
Line  Or Equal To   Than     Year 11  Year 12  Year 13  Year 14  Year 15
1 As Filed Tax Deduction:     1,775   1,676    1,571    1,483    1,403
2 Actual Deduction inYear*:     X       X        X        X        X
3 Line 2 Divided by Line l:     %       %        %        %        %
*/ Prior to IRS Resolution


The Annual Contribution to the Contingency Credit for years 11 through 15 shall be equal to the percentage on line 3 times the appropriate value for that year as shown on lines 4 through 15.

4      95%            14.52   13.71  12.85   12.13   11.47
5      90%     95%    13.62   12.86  12.05   11.38   10.76
6      85%     90%    12.72   12.01  11.26   10.63   10.05
7      80%     85%    11.82   11.16  10.46   9.88    9.34
8      75%     80%    10.92   10.31  9.67    9.13    8.63
9      70%     75%    10.03   9.47   8.87    8.38    7.92
10     65%     70%    9.13    8.62   8.08    7.63    7.21
11     60%     65%    8.23    7.77   7.28    6.88    6.50
12     55%     60%    7.33    6.92   6.49    6.12    5.79
13     50%     55%    6.43    6.07   5.69    5.37    5.08
14     45%     50%.   5.53    5.23   4.90    4.62    4.37
15     40%     45%    4.64    4.38   4.10    3.87    3.66

The percentages shown on lines 4 through 15, above, are to be calculated in accordance with paragraph 5.E.I, above.

     E.6. In the event that the Final Decision is reached before Year Ten begins, ELI shall promptly inform the LPSC. In that event, the Commission may, at its option, initiate the amortization (through the monthly fuel adjustment clause) of the Contingency Credit balance in accordance with paragraph 5.E. However, the contributions to the Contingency Credit as reflected in paragraph 5.E.1. and the Minimum Guaranteed Ratepayer Credit shall continue through Year Ten.

  F. ELI's earnings on the Proceeds shall be recorded "below the line," i.e., not reflected in the determination of ELI's base rate revenue requirement. The Proceeds, ELI's earnings on the Proceeds, and/or ELI's use of the Proceeds shall not influence in any way ELI's rates or revenue requirements for ratemaking purposes, other than as provided specifically by paragraphs 5.D., 5.E., and 5.K. hereof. There shall be no other recognition or use, either directly or indirectly, by the LPSC of the Proceeds, ELI's use of the Proceeds, or any revenue generated by the Proceeds in the setting of any of ELI's rates (including, without limitation, ELI's base rates and/or fuel adjustment clause charges). For example, no change in rate base shall be reflected for rate-making purposes due to a change in the capital of ELI pursuant to capital restructuring such as that described in paragraph 5.G., below. It is possible that the Vidalia Tax Deduction may have an effect upon the level of ELI's Louisiana state income taxes and/or ELI's Corporate Franchise taxes during the term of the Vidalia Contract. In determining future base rate revenue requirements for ELI, it is agreed that ELI's allowable Louisiana state income taxes or Corporate Franchise taxes shall be at the level they would have been had the Vidalia Tax Deduction not existed.

  G. To the extent the Proceeds are used by ELI to reduce its outstanding indebtedness during the Ten Year Period and such reduction causes there to be incurred a call premium or other expenses, ELI agrees to not seek to recover through rates any of the call premiums or other expenses associated with such a reduction. To the extent such reduction in indebtedness was not financed with the Proceeds, ELI shall have the right to seek recovery of any call premiums or other expenses. That such a reduction in outstanding indebtedness was financed with the Proceeds may be determined by whether there was a reduction in the Proceeds contemporaneous with the reduction in indebtedness.

     G.1. To the extent that ELI uses the Proceeds to reduce its outstanding debt, it will also reduce equity to maintain the pre-existing capital structure. ELI agrees that, in the event that the Proceeds are used to reduce its capital, it will not seek to use, in any rate proceeding before the LPSC during the Ten Year Period, a capital structure that contains proportionately more equity than would have existed absent the reductions associated with the use of the Proceeds.
     G.2. The Commission agrees not to take any position adverse to ELI in any regulatory proceeding in which permission is sought to use the Proceeds to reduce its outstanding securities.
     G.3. ELI agrees that, in the event that new debt must be sold as a result of the disallowance by the IRS of any portion of the Vidalia Tax Deduction, the cost of that debt used in any rate proceeding before the LPSC during the Ten Year Period or the remaining life of the retired debt, whichever is shorter, will not exceed the cost of the debt retired via use of the Proceeds.

  H. ELI shall bear the risk related to any IRS challenge of the magnitude or efficacy of the Vidalia Tax Deduction and ELI shall hold ELI's LPSC-jurisdictional customers harmless from any adverse Final Decision with respect to the Vidalia Tax Deduction and shall not seek to recover from its LPSC jurisdictional customers any interest or penalty imposed by the IRS incident to the Vidalia Tax Deduction.

  I. ELI's obligation to pay the Minimum Guaranteed Ratepayer Credit as defined in paragraph 5.D. for each of the ten years of the Ten Year Period shall be modified if: a) section 475 of the IRC is repealed in such a way to require all of the Proceeds to be refunded or otherwise returned or repaid (a "Refund"); or b) pursuant to a Final Decision, as defined above, a complete Refund is required. In the event that said section 475 were repealed so as to require a complete Refund or a Final Decision were to require a complete Refund, then the obligation to credit the fuel adjustment clause charge, as set forth in paragraph 5.D. above, shall cease, effective on the date that said Proceeds are refunded or effective promptly upon completion of the eighth annual Minimum Guaranteed Ratepayer Credit, whichever occurs later.

  J. Subject to paragraph 5.G. above, this Term Sheet shall not in any way alter LPSC's authority to determine the appropriate capital structure and cost of capital cost rates to be used for setting ELI fair rate of return for retail ratemaking purposes.

  K. At the end of the Ten Year Period (or promptly after the Final Decision, whichever is later), ELI shall submit to Staff and the Commission its estimates of the Vidalia Tax Deduction-related annual adjustments and the corresponding changes to the Proceeds for each year over the remaining life of the Vidalia Contract. ELI shall compute an annual after-tax earnings amount equal to its estimated Proceeds multiplied by an after-tax rate of return as indicated in paragraph K.1 below. The after-tax earnings so calculated shall be shared 60% to ratepayers and 40% retained by ELI below the line for each year of the remaining life of the Vidalia contract following the end of the Ten Year Period. The annual share for ratepayers shall be credited in equal monthly installments for that year to the fuel adjustment clause over the remaining life of the Vidalia Contract. In providing this monthly credit, the ratepayers' share shall be grossed up for income taxes. In other words, based upon the federal/state income tax rate then in effect, which for calendar 2002 would produce a gross-up factor of 0.6152, for every $100 of the ratepayers' share, the amount credited to the monthly fuel adjustment clause shall be grossed-up to $162.55 ($100/0.6152). Such sharing shall be the only rate-making treatment to be accorded the effects of the Vidalia Tax Deduction, the Proceeds, or ELI's use of the Proceeds for the remaining life of the Vidalia Contract.

The Parties agree that such a 60% (ratepayer)/40% (Company) sharing following a Final Decision is appropriate and fair as it recognizes and appropriately shares as between the ratepayers and the Company the potential for net gains or benefits and the risk of loss presented by this situation. Such sharing shall be the only ratemaking treatment to be accorded the effects of the Vidalia Tax Deduction, the Proceeds from such, and the use of such Proceeds for the remaining term of the Vidalia Tax Deduction.

K.1. For purposes of determining ELI's after-tax earnings to be shared 60% (ratepayer) /40% (Company) following a Final Decision as defined hereinabove, those earnings shall be calculated at the beginning of Year Eleven and each year thereafter for the remaining life of the Vidalia Contract as the average of

(a) ELI's then current LPSC-authorized rate of return on rate base (adjusted to an after-tax basis); and
(b) the Company's actual short-term debt cost actually incurred for the year in question or if no short term, debt is then outstanding, the average rate earned by the Money Pool for the year in question. The short term cost rate used shall be adjusted to an after-tax basis.

The Staff and the Company agree that the appropriate weighting shall be 50% for each of the two components. That weighted average earnings rate shall then be applied to the estimated Proceeds in order to determine the level of earnings that are to be shared 60/40, as set forth in paragraph K above.

6.In the event that the Vidalia Tax Deduction is challenged by the IRS or in Congress, ELI shall use best efforts to preserve benefits for itself and its LPSC-jurisdictional ratepayers. ELI shall inform the Staff of the LPSC prior to entering any settlement of an IRS or Congressional challenge to all or part of the Vidalia Tax Deduction if such settlement (or abandonment of the claim) would preclude realization of the minimum threshold ratios of 65% and 40%, respectively, pursuant to paragraph E hereof or would trigger the operative provisions of paragraph H. If, after being informed, the Staff objects to the settlement or abandonment of the claim and ELI elects nonetheless to proceed, the LPSC shall be deemed to have reserved the right to investigate the propriety of ELI's decision.

7.In the event that ELI enters into a settlement approved by the Council of the City of New Orleans (the "Council") to provide to the ELI customers within the jurisdiction of the Council a monetary benefit, and in the event that the portion of such monetary benefit that relates solely to the section 475 Vidalia Tax Deduction were determined by the LPSC, after hearing and based on substantial evidence, to be superior to the monetary benefit provided solely by paragraphs 5.D., 5.E., and 5.K. of this Term Sheet, the LPSC may substitute the Council-approved monetary benefits for the monetary benefits approved by the LPSC pursuant to paragraphs 5.D. 5.E., and 5.K. of this Term Sheet. In determining whether the monetary benefits approved by the Council are superior to those approved by the LPSC, the relative size of the ELI kWh sales in the LPSC and City of New Orleans jurisdictions shall be reflected.

_______________________________
1 Staff requested a copy of that outside advice and ELI was of the opinion that they could not provide it to Staff in order to retain the confidentiality of the document, so that Staff has relied upon ELI's representation as to the propriety of the tax deduction, the likelihood of success if challenged by the IRS, and as to the nature of tax advice it received in negotiation of this proposed settlement (Tr. at p. 7)